Eighth Amendment

To Automatic YRT Reinsurance Agreement

("Eighth Amendment")

Between RiverSource Life Insurance Co. of New York

(Hereinafter the "Ceding Company")

And

[*]

(Hereinafter the "Reinsurer")

Treaty ID: [*]

Reference is made to the Automatic YRT Reinsurance Agreement, dated effective [*], and identified as Treaty Number [*] (herein the "Agreement"), by and between RiverSource Life Insurance Co. of New York ("Ceding Company") and [*] ("Reinsurer"), as amended by First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment, the Seventh Amendment, and the General Amendment effective [*]6 to the Agreement ("Prior Amendments"). The undersigned parties hereby agree that the Agreement, as amended by the Prior Amendments, shall be and is hereby amended as follows:

1.Exhibit A, [*] of the Agreement, as amended by the Prior Amendments, are deleted and replaced by the attached revised Exhibit A, [*] each marked "Revised [*]", [*]. Reinsurance premiums for policies on the [*] Plans will be based on Schedule D-2. For the avoidance of doubt, the parties agree and acknowledge that: (i) There are no changes to Schedule D-1 or D-2, therefore they are not attached to this Eighth Amendment; (ii) Coverage for all other previously reinsured plans under the Agreement for existing and new business remains in force in accordance with the terms of the Agreement; and (iii) Reinsurance premiums, reinsurance allowances and Reinsurer's Percentage

Share shall likewise remain unchanged for all previously reinsured plans.

2.Article 12, as amended by the Prior Amendments, is deleted and replaced by the attached revised Article 12, to reflect the ability to recapture VUL, UL, iUL, and SMIUL forms separately and the [*] recapture period for the [*] Plans.

3.[*]

4.[*]

Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Agreement as amended by the Prior Amendments. Except as expressly amended above, all other terms of the Agreement, as amended by the Prior Amendments, together with all exhibits and attachments thereto, remain in full force and effect. This Eighth Amendment is effective [*] upon execution by both of the undersigned parties. This Eighth Amendment is made in duplicate and executed below by authorized officers of both parties.

RiverSource Life Insurance Co. of New York	[*]

[*]

Article 12

RECAPTURE

Whenever the Ceding Company, pursuant to Article 11, increases its retention limits over the retention limits set forth in Exhibit A − Retention Limits of the Ceding Company, the Ceding Company has the option to recapture certain risk amounts. For the sake of clarity, the increased retention limits used as a basis to reduce the amount of reinsurance in force for any reinsured plan may be the result of an increase in the Ceding Company's Per Life Retention, an increase to the [*] quota share retention rate ([*] quota share retention rate for [*], for Variable Universal Life policies with issue date [*] and later, [*], and for associated riders) outlined in Exhibit A, or both.

The terms and conditions for the Ceding Company to recapture reinsured policies shall apply separately to the separate plans covered by this Agreement as specifically described in Exhibit B. For the purposes of recapture, [*] are iUL Plans, form 138795 and associated riders are VUL Plans, [*] are UL Plans, and [*] are SMIUL Plans. This means the Ceding Company shall have the option to exercise its recapture rights for any combination of plans (for example, the Ceding Company shall have the right to recapture iUL Plans without recapturing VUL Plans, UL Plans, or SMIUL Plans, provided the Ceding Company otherwise exercises such rights in accordance with the recapture criteria outlined in this Article).

If the Ceding Company has maintained its stated retention for the plan and the insured's age, sex, and mortality classification on an automatic risk, or at least the lesser of its Per Life Retention Limit or [*] on a facultative risk, it may apply its increased retention limits to reduce the amount of reinsurance in force as follows:

(a)The Ceding Company must give the Reinsurer ninety (90) days written notice prior to its intended date of recapture.

(b)The reduction of reinsurance on affected policies will become effective on the policy anniversary date immediately following the notice of election to recapture; however, no reduction will be made until a policy has been in force for a duration of at least [*].

(c)If any reinsured policy is recaptured, all reinsured policies eligible for recapture under the provisions of this Article must be recaptured up to the Ceding Company's new retention limits in a consistent manner and the Ceding Company must increase its total amount of insurance retained on each reinsured life. The Ceding Company may not revoke its election to recapture for policies becoming eligible at future anniversaries.

Recapture for a policy may occur at different times because of different duration requirements under various reinsurance agreements. For a policy subject to recapture from the Reinsurer that has met the duration requirement in clause (b) above, the revised Reinsured Net Amount at Risk shall be determined using Ceding Company's Retained Share as if the policy were eligible for recapture from all reinsurers who have a share of the risk on that policy (or who had a share of risk on that policy prior to an earlier recapture). For a policy not yet subject to recapture from the Reinsurer because of an unattained duration requirement, Reinsured Net Amount at Risk will continue being determined using

Ceding Company's Retained Share as provided for in Exhibit A as if the policy were not eligible for recapture by any of the reinsurers who have or had a share of the risk on the policy.

The amount of reinsurance eligible for recapture is based on the Net Amount at Risk as of the date of recapture. For a policy issued as a result of an exchange or conversion, the policy date and current duration of the new policy and the recapture provisions under this Agreement will be used.

Following the effective date of recapture, the Reinsurer will not be liable for any reinsured policies or portions of such reinsured policies eligible for recapture that the Ceding Company has overlooked inadvertently.

If the Ceding Company transfers business that is reinsured under this Agreement to a successor ceding company, then the successor ceding company has the option to recapture the reinsurance in accordance with the recapture criteria outlined in this Article, but only if the successor ceding company has or adopts a higher maximum retention limit than that applicable to the block of business subject to recapture. Any such recapture would be available only up to the successor ceding company's maximum retention limit.

The terms and conditions for the Ceding Company to recapture reinsured policies, as made necessary by the insolvency of the Reinsurer, are set forth in Article 16.3 − Insolvency of the Reinsurer and Article 16.4 Terminal Accounting. The terms and conditions for the Ceding Company to recapture reinsured policies as a result of rate actions taken by the Reinsurer are set forth in Article 6.5 – Premium Rates.

No recapture will be permitted if the Ceding Company has either obtained or increased stop loss reinsurance coverage as justification for the increase in retention limits.

Exhibit A (Revised [*])

RETENTION LIMITS OF THE CEDING COMPANY

A.1 Life Insurance

[*]

For all policies other than [*], Variable Universal Life policies with issue date [*] or later, [*], and all associated riders, for purposes of determining Per Life Retention on automatically ceded business, Ceding Company will retain [*] of the Specified Amount of any base policy or rider up to the Per Life Retention Limit as specified in the above chart.

For [*], for Variable Universal Life policies with issue date [*] or later, [*], and for all associated riders, for purposes of determining Per Life Retention on automatically ceded business, Ceding Company will retain [*] of the Specified Amount of any base policy or rider up to the Per Life Retention Limit as specified in the above chart.

Calculation of Retained Share, in cases where the Per Life Retention Limit is reached, is explained below.

In determining whether the Per Life Retention Limit has been reached for any insured life, retained amounts on all in force single life coverages (and one-half of the retained amounts on joint life coverages) issued by the Ceding Company, will be added together to determine the Ceding Company's available retention for policies reinsured under this Agreement; such retained amounts to be determined based on records maintained by the Ceding Company. The Ceding Company's retention will be filled oldest policy first, and if multiple coverages are effective on the same date, then in the following order: (i) single life policies, (ii) single life riders other than Survivor Insured Rider, (iii) Survivor Insured Rider, (iv) one half of joint life policies, (v) one half of riders on joint life policies. The Per Life Retention Limit applies to risk retained by the Ceding Company regardless of whether the policies on the life are reinsured on an automatic or facultative basis.

In determining whether the Joint Life Retention Limit has been reached for a policy on any pair of insured lives, retained amounts on all in force single life coverages on either life (and, for each life, one-half of the retained amounts on any joint life coverages on that life) issued by the Ceding Company, will be added together to determine the Ceding Company's available retention for joint life policies on the two lives reinsured under any agreement; such retained amounts to be determined based on records maintained by the Ceding Company. The Ceding Company's retention will be filled oldest policy first, and if multiple coverages are effective on the same date, then in the following order: (i) single life policies on either life; (ii) single life riders other than Survivor Insured Rider on either life; (iii) Survivor Insured Rider on either life; (iv) for either life, one half of joint life policies; (v) for either life, one half of riders on

A-1

joint life policies. The Joint Life Retention Limit applies to risk retained by the Ceding Company regardless of whether the policies on the lives are reinsured on an automatic or facultative basis.

Retained Share means that portion of the Net Amount at Risk which is not ceded to reinsurers. Retained Share for automatic business shall mean the amount produced by the following formula: [(a divided by b) times c] where:

"a" equals [*] (or [*], for Variable Universal Life policies with issue date [*] or later, for [*], and for all associated riders) of the Specified Amount up to the amount that would cause Ceding Company to exceed its Per Life Retention Limit;

"b" is the Specified Amount; and

"c" is the Net Amount at Risk.

Retained Share for facultative cessions will be determined by the same formula but the percentage used in the calculation shall be determined by the Ceding Company on a case-by- case basis at the time of issue, provided the amount retained is not inconsistent with the terms of the facultative offer accepted by the Ceding Company. For facultative policies, it is understood the Ceding Company may at its option retain an amount more or less than its normal retention as described above, unless otherwise specified in the Reinsurer's facultative offer.

A-2

Exhibit B (Revised [*])

PLANS COVERED AND BINDING LIMITS

[*]

Exhibit D (Revised [*])

REINSURANCE PREMIUMS

[*]

D-1